UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13E-3

(Amendment No. 2)

RULE 13e-3 TRANSACTION STATEMENT

(Pursuant to Section 13(e) of the Securities Exchange Act of 1934)

CHINA ZENIX AUTO INTERNATIONAL LIMITED

(Name of the Issuer)

China Zenix Auto International Limited

Mr. Jianhui Lai

Newrace Limited

Newrace Mergersub Limited

(Names of Persons Filing Statement)

Ordinary Shares, par value $0.0001 per share

American Depositary Shares, each representing four Ordinary Shares

(Title of Class of Securities)

16951E104*

(CUSIP Number)

China Zenix Auto International Limited No. 1608, North Circle Road State Highway Zhangzhou, Fujian Province 363000 People’s Republic of China Telephone: +86 596 2600308	Mr. Jianhui Lai Newrace Limited Newrace Mergersub Limited c/o No. 1608, North Circle Road State Highway Zhangzhou, Fujian Province 363000 People’s Republic of China Telephone: +86 596 2600928

With copies to:

Fang Xue, Esq. Qi Yue, Esq. Gibson, Dunn & Crutcher LLP Unit 1301, Tower 1, China Central Place No. 81 Jianguo Road, Chaoyang District Beijing 100025 People’s Republic of China +86 10 6502 8500	Yudong Zhao, Esq. Zhong Lun Law Firm 6/10/11/16/17F, Two IFC 8 Century Avenue Pudong New Area, Shanghai People’s Republic of China +86 21 6061 3006	Virginia Tam, Esq. K&L Gates LLP 44/F Edinburgh Tower, The Landmark 15 Queen’s Road Central, Hong Kong People’s Republic of China +852.2230 3535

This statement is filed in connection with (check the appropriate box):

a	☐	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14-C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b	☐	The filing of a registration statement under the Securities Act of 1933.

c	☐	A tender offer

d	☒	None of the above

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☐

Check the following box if the filing is a final amendment reporting the results of the transaction: ☐

Calculation of Filing Fee

Transaction Valuation**	Amount of Filing Fee***
US$16,986,456	US$1,574.64

*	This CUSIP applies to American depositary shares, each representing four ordinary shares.
**

Calculated solely for the purpose of determining the filing fee in accordance with Rule 0-11(b)(1) under the Securities Exchange Act of 1934, as amended. The filing fee is calculated based on the sum of the aggregate cash payment for the proposed per ordinary share cash payment of US$0.27 for 62,912,800 issued and outstanding ordinary shares of the issuer (including shares represented by American depositary shares) subject to the transaction (the “Transaction Valuation”).

***

The amount of the filing fee, calculated in accordance with Exchange Act Rule 0-11(b)(1) and the Securities and Exchange Commission Fee Rate Advisory #1 for Fiscal Year 2022, was calculated by multiplying the Transaction Valuation by 0.0000927.

☐

Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting of the fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Filing Party:

Form or Registration No.:	Date Filed:

i

INTRODUCTION

This Amendment No. 2 to the Rule 13e-3 transaction statement on Schedule 13E-3, together with the exhibits hereto (this “Amendment”), is being filed with the Securities and Exchange Commission (the “SEC”) pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), jointly by the following persons (each, a “Filing Person,” and collectively, the “Filing Persons”): (a) China Zenix Auto International Limited, a company limited by shares incorporated under the laws of the British Virgin Islands (the “Company”), the issuer of the ordinary shares, par value US$0.0001 per share (each, a “Share,” and collectively, the “Shares”), including Shares represented by American depositary shares (each, an “ADS,” and collectively, the “ADSs”), each representing four Shares that is subject to the transaction pursuant to Rule 13e-3 under the Exchange Act; (b) Mr. Jianhui Lai, the chairman and chief executive officer of the Company (the “Chairman”); (c) Newrace Limited, a company limited by shares incorporated under the laws of the British Virgin Islands (“Parent”); and (d) Newrace Mergersub Limited, an exempted company with limited liability incorporated under the laws of the British Virgin Islands, and a wholly owned subsidiary of Parent (“Merger Sub”). This Amendment amends and restates in its entirety information set forth in the Amendment No. 1 to the Rule 13e-3 transaction statement on Schedule 13E-3 filed on December 10, 2021.

On October 19, 2021, Parent and the Company entered into an agreement and plan of merger (the “Merger Agreement”), which was joined by Merger Sub on October 20, 2021, providing for the merger of Merger Sub with and into the Company, with the Company continuing as the surviving company after the Merger as a wholly owned subsidiary of Parent (the “Merger”).

Pursuant to the Merger Agreement, at the effective time of the Merger (the “Effective Time”), each of the Shares issued and outstanding immediately prior to the Effective Time will be cancelled in exchange for the right to receive US$0.27 (the “Per Share Merger Consideration”) in cash, without interest, and each of the ADS issued and outstanding immediately prior to the Effective Time will represent only a right to receive US$1.08 in cash per ADS, without interest, except for (x) (i) Shares (including Shares represented by ADSs) held by Parent, Merger Sub and any of their respective affiliates, (ii) Shares (including Shares represented by ADSs) beneficially owned by the Company or any subsidiary of the Company or held in the Company’s treasury, and (iii) Shares (including Shares represented by ADSs) held by The Bank of New York Mellon, in its capacity as the ADS depositary and reserved for issuance, settlement and allocation pursuant to any incentive plan, in each case, issued and outstanding immediately prior to the Effective Time, which will be cancelled and cease to exist at the Effective Time without payment of any consideration or distribution therefor; and (y) Shares held by shareholders who have validly exercised and have not effectively withdrawn or lost their rights to dissent from the Merger pursuant to Section 179 of the BVI Business Companies Act 2004, as amended (the “BVI Companies Act”) (the “Dissenting Shares”), which will be cancelled and cease to exist in exchange for the right to receive the payment of the fair value of the Dissenting Shares in accordance with Section 179 of the BVI Companies Act.

The Merger remains subject to the satisfaction or waiver of the conditions set forth in the Merger Agreement, including obtaining the requisite approval of the shareholders of the Company. The Merger Agreement, the plan of merger with respect to the Merger (together with the articles of merger, the “Plan of Merger”), the articles of merger, and the transactions contemplated by the Merger Agreement and the Plan of Merger (collectively, the “Transactions”) must be authorized and approved by a resolution of shareholders of the Company passed by an affirmative vote of holders of Shares representing a majority of the voting power of the outstanding Shares present and voting in person or by proxy as a single class at the general meeting or any adjournment or postponement thereof. Pursuant to the Merger Agreement, Parent, Merger Sub and their respective affiliates have agreed to vote all of the Shares (including Shares represented by ADS) that they beneficially own in favor of the authorization and approval of this Agreement, the Plan of Merger and the consummation of the Transactions, which collectively represent approximately 69.53% of the Company’s total issued and outstanding Shares and of the voting power of the total issued and outstanding Shares.

The Company will make available to its shareholders a proxy statement (the “Proxy Statement,” a copy of which is attached as Exhibit (a)-(1) to this Amendment), relating to the general meeting of the Company’s shareholders, at which the Company’s shareholders will consider and vote upon, among other proposals, a proposal to authorize and approve the Merger Agreement, the Plan of Merger and the Transactions. Capitalized terms used but not defined in this Amendment shall have the meanings given to them in the Proxy Statement.

The cross-references below are being supplied pursuant to General Instruction G to Schedule 13E-3 and show the location in the Proxy Statement of the information required to be included in response to the items of Schedule 13E-3. Pursuant to General Instruction F to Schedule 13E-3, the information contained in the Proxy Statement, including all annexes thereto, is incorporated in its entirety herein by this reference, and the responses to each item in this Amendment are qualified in their entirety by the information contained in the Proxy Statement and the annexes thereto.

All information contained in this Amendment concerning each Filing Person has been supplied by such Filing Person. No Filing Person, including the Company, has supplied any information with respect to any other Filing Person.

Item 1	Summary of Term Sheet

The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“SUMMARY TERM SHEET”

•	“QUESTIONS AND ANSWERS ABOUT THE GENERAL MEETING AND THE MERGER”

Item 2	Subject Company Information

(a)	Name and Address. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

•	“SUMMARY TERM SHEET—The Parties Involved in the Merger”

(b)	Securities. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“THE GENERAL MEETING—Record Date; Shares and ADSs Entitled to Vote”

•	“THE GENERAL MEETING—Procedures for Voting”

•	“SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT OF THE COMPANY”

(c)	Trading Market and Price. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

•	“MARKET PRICE OF THE COMPANY’S ADSS, DIVIDENDS AND OTHER MATTERS”

(d)	Dividends. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

•	“MARKET PRICE OF THE COMPANY’S ADSS, DIVIDENDS AND OTHER MATTERS”

(e)	Prior Public Offerings. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

•	“TRANSACTIONS IN THE SHARES AND ADSS—Prior Public Offerings”

(f)	Prior Stock Purchases. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

•	“TRANSACTIONS IN THE SHARES AND ADSS”

Item 3	Identity and Background of Filing Persons

(a)	Name and Address. China Zenix Auto International Limited is the subject company. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“SUMMARY TERM SHEET—The Parties Involved in the Merger”

•	“ANNEX E—DIRECTORS AND EXECUTIVE OFFICERS OF EACH FILING PERSON”

(b)	Business and Background of Entities. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“SUMMARY TERM SHEET—The Parties Involved in the Merger”

•	“ANNEX E—DIRECTORS AND EXECUTIVE OFFICERS OF EACH FILING PERSON”

(c)	Business and Background of Natural Persons. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“SUMMARY TERM SHEET—The Parties Involved in the Merger”

•	“ANNEX E—DIRECTORS AND EXECUTIVE OFFICERS OF EACH FILING PERSON”

Item 4	Terms of the Transaction

(a)-(1)	Material Terms—Tender Offers. Not applicable.

(a)-(2)	Material Terms—Merger or Similar Transactions. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“SUMMARY TERM SHEET”

•	“QUESTIONS AND ANSWERS ABOUT THE GENERAL MEETING AND THE MERGER”

•	“SPECIAL FACTORS—Background of the Merger”

•	“SPECIAL FACTORS—Reasons for the Merger and Recommendation of the Special Committee and the Board”

•	“SPECIAL FACTORS—Purposes of and Reasons for the Merger”

•	“SPECIAL FACTORS—Financing of the Merger”

•	“SPECIAL FACTORS—Interests of Certain Persons in the Merger”

•	“SPECIAL FACTORS—U.S. Federal Income Tax Consequences”

•	“SPECIAL FACTORS—PRC Income Tax Consequences”

•	“SPECIAL FACTORS—British Virgin Islands Tax Consequences”

•	“THE GENERAL MEETING”

•	“THE MERGER AGREEMENT”

•	“ANNEX A—AGREEMENT AND PLAN OF MERGER”

•	“ANNEX B—PLAN OF MERGER”

(c)	Different Terms. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“SPECIAL FACTORS—Interests of Certain Persons in the Merger”

•	“THE GENERAL MEETING—Proposals to be Considered at the General Meeting”

•	“THE MERGER AGREEMENT”

•	“ANNEX A—AGREEMENT AND PLAN OF MERGER”

•	“ANNEX B—PLAN OF MERGER”

(d)	Appraisal Rights. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“QUESTIONS AND ANSWERS ABOUT THE GENERAL MEETING AND THE MERGER”

•	“DISSENTERS’ RIGHTS”

•	“ANNEX D—BVI COMPANIES ACT—SECTION 179”

(e)	Provisions for Unaffiliated Security Holders. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

•	“PROVISIONS FOR UNAFFILIATED SECURITY HOLDERS”

(f)	Eligibility of Listing or Trading. Not applicable.

Item 5	Past Contracts, Transactions, Negotiations and Agreements

(a)	Transactions. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“SPECIAL FACTORS—Interests of Certain Persons in the Merger”

•	“SPECIAL FACTORS—Related Party Transactions”

•	“TRANSACTIONS IN THE SHARES AND ADSS”

(b)	Significant Corporate Events. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“SPECIAL FACTORS—Background of the Merger”

•	“SPECIAL FACTORS—Reasons for the Merger and Recommendation of the Special Committee and the Board”

•	“SPECIAL FACTORS—Purposes of and Reasons for the Merger”

•	“SPECIAL FACTORS—Interests of Certain Persons in the Merger”

•	“THE MERGER AGREEMENT”

•	“ANNEX A—AGREEMENT AND PLAN OF MERGER”

•	“ANNEX B—PLAN OF MERGER”

(c)	Negotiations or Contacts. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“SUMMARY TERM SHEET”

•	“SPECIAL FACTORS—Background of the Merger”

•	“SPECIAL FACTORS—Interests of Certain Persons in the Merger”

•	“THE MERGER AGREEMENT”

•	“ANNEX A—AGREEMENT AND PLAN OF MERGER”

•	“ANNEX B—PLAN OF MERGER”

(e)	Agreements Involving the Subject Company’s Securities. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“SUMMARY TERM SHEET—Financing of the Merger”

•	“SUMMARY TERM SHEET—Plans for the Company after the Merger”

•	“SPECIAL FACTORS—Background of the Merger”

•	“SPECIAL FACTORS—Financing of the Merger”

•	“SPECIAL FACTORS—Plans for the Company after the Merger”

•	“SPECIAL FACTORS—Interests of Certain Persons in the Merger”

•	“SPECIAL FACTORS—Voting by the Buyer Group at the General Meeting”

•	“THE MERGER AGREEMENT”

•	“TRANSACTIONS IN THE SHARES AND ADSS”

•	“ANNEX A—AGREEMENT AND PLAN OF MERGER”

•	“ANNEX B—PLAN OF MERGER”

Item 6	Purposes of the Transaction and Plans or Proposals

(b)	Use of Securities Acquired. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“SUMMARY TERM SHEET”

•	“QUESTIONS AND ANSWERS ABOUT THE GENERAL MEETING AND THE MERGER”

•	“SPECIAL FACTORS—Purposes of and Reasons for the Merger”

•	“SPECIAL FACTORS—Effects of the Merger on the Company”

•	“THE MERGER AGREEMENT”

•	“ANNEX A—AGREEMENT AND PLAN OF MERGER”

•	“ANNEX B—PLAN OF MERGER”

(c)(1)-(8)	Plans. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“SUMMARY TERM SHEET—The Merger Agreement”

•	“SUMMARY TERM SHEET—Purposes and Effects of the Merger”

•	“SUMMARY TERM SHEET—Plans for the Company after the Merger”

•	“SUMMARY TERM SHEET—Financing of the Merger”

•	“SUMMARY TERM SHEET—Interests of the Company’s Executive Officers and Directors in the Merger”

•	“SPECIAL FACTORS—Background of the Merger”

•	“SPECIAL FACTORS—Reasons for the Merger and Recommendation of the Special Committee and the Board”

•	“SPECIAL FACTORS—Purposes of and Reasons for the Merger”

•	“SPECIAL FACTORS—Effects of the Merger on the Company”

•	“SPECIAL FACTORS—Plans for the Company after the Merger”

•	“SPECIAL FACTORS—Financing of the Merger”

•	“SPECIAL FACTORS—Interests of Certain Persons in the Merger”

•	“THE MERGER AGREEMENT”

•	“ANNEX A—AGREEMENT AND PLAN OF MERGER”

•	“ANNEX B—PLAN OF MERGER”

Item 7	Purposes, Alternatives, Reasons and Effects

(a)	Purposes. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“SUMMARY TERM SHEET—Purposes and Effects of the Merger”

•	“SUMMARY TERM SHEET—Plans for the Company after the Merger”

•	“SPECIAL FACTORS—Reasons for the Merger and Recommendation of the Special Committee and the Board”

•	“SPECIAL FACTORS—Purposes of and Reasons for the Merger”

(b)	Alternatives. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“SPECIAL FACTORS—Background of the Merger”

•	“SPECIAL FACTORS—Reasons for the Merger and Recommendation of the Special Committee and the Board”

•	“SPECIAL FACTORS—Position of the Buyer Group as to the Fairness of the Merger”

•	“SPECIAL FACTORS—Purposes of and Reasons for the Merger”

•	“SPECIAL FACTORS—Alternatives to the Merger”

•	“SPECIAL FACTORS—Effects on the Company if the Merger Is Not Completed”

(c)	Reasons. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“SUMMARY TERM SHEET—Purposes and Effects of the Merger”

•	“SPECIAL FACTORS—Background of the Merger”

•	“SPECIAL FACTORS—Reasons for the Merger and Recommendation of the Special Committee and the Board”

•	“SPECIAL FACTORS—Position of the Buyer Group as to the Fairness of the Merger”

•	“SPECIAL FACTORS—Purposes of and Reasons for the Merger”

•	“SPECIAL FACTORS—Alternatives to the Merger”

•	“SPECIAL FACTORS—Effects of the Merger on the Company”

(d)	Effects. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“SUMMARY TERM SHEET—Purposes and Effects of the Merger”

•	“SPECIAL FACTORS—Background of the Merger”

•	“SPECIAL FACTORS—Reasons for the Merger and Recommendation of the Special Committee and the Board”

•	“SPECIAL FACTORS—Effects of the Merger on the Company”

•	“SPECIAL FACTORS—Plans for the Company after the Merger”

•	“SPECIAL FACTORS—Effects on the Company if the Merger Is Not Completed”

•	“SPECIAL FACTORS—Interests of Certain Persons in the Merger”

•	“SPECIAL FACTORS—U.S. Federal Income Tax Consequences”

•	“SPECIAL FACTORS—PRC Income Tax Consequences”

•	“SPECIAL FACTORS—British Virgin Islands Tax Consequences”

•	“THE MERGER AGREEMENT”

•	“ANNEX A—AGREEMENT AND PLAN OF MERGER”

•	“ANNEX B—PLAN OF MERGER”

Item 8	Fairness of the Transaction

(a)-(b)	Fairness; Factors Considered in Determining Fairness. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“SUMMARY TERM SHEET—Position of the Buyer Group as to the Fairness of the Merger”

•	“SUMMARY TERM SHEET—Opinion of the Special Committee’s Financial Advisor”

•	“SUMMARY TERM SHEET—Interests of the Company’s Executive Officers and Directors in the Merger”

•	“SPECIAL FACTORS—Background of the Merger”

•	“SPECIAL FACTORS—Reasons for the Merger and Recommendation of the Special Committee and the Board”

•	“SPECIAL FACTORS—Position of the Buyer Group as to the Fairness of the Merger”

•	“SPECIAL FACTORS—Opinion of the Special Committee’s Financial Advisor”

•	“SPECIAL FACTORS—Interests of Certain Persons in the Merger”

•	“ANNEX C—FAIRNESS OPINION”

(c)	Approval of Security Holders. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“QUESTIONS AND ANSWERS ABOUT THE GENERAL MEETING AND THE MERGER”

•	“THE GENERAL MEETING—Vote Required”

(d)	Unaffiliated Representative. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“SPECIAL FACTORS—Background of the Merger”

•	“SPECIAL FACTORS—Reasons for the Merger and Recommendation of the Special Committee and the Board”

•	“SPECIAL FACTORS—Opinion of the Special Committee’s Financial Advisor”

•	“ANNEX C—FAIRNESS OPINION”

(e)	Approval of Directors. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“QUESTIONS AND ANSWERS ABOUT THE GENERAL MEETING AND THE MERGER”

•	“SPECIAL FACTORS—Background of the Merger”

•	“SPECIAL FACTORS—Reasons for the Merger and Recommendation of the Special Committee and the Board”

(f)	Other Offers. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“SPECIAL FACTORS—Background of the Merger”

•	“SPECIAL FACTORS—Reasons for the Merger and Recommendation of the Special Committee and the Board”

Item 9	Reports, Opinions, Appraisals and Negotiations

(a)	Report, Opinion or Appraisal. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“SUMMARY TERM SHEET—Opinion of the Special Committee’s Financial Advisor”

•	“SPECIAL FACTORS—Background of the Merger”

•	“SPECIAL FACTORS—Opinion of the Special Committee’s Financial Advisor”

•	“ANNEX C—FAIRNESS OPINION”

(b)	Preparer and Summary of the Report, Opinion or Appraisal. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“SPECIAL FACTORS—Opinion of the Special Committee’s Financial Advisor”

•	“ANNEX C—FAIRNESS OPINION”

(c)	Availability of Documents. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

•	“WHERE YOU CAN FIND MORE INFORMATION”

The reports, opinions or appraisals referenced in this Item 9 will be made available for inspection and copying at the principal executive offices of the Company during its regular business hours by any interested holder of the Shares or his, her or its representative who has been so designated in writing.

Item 10	Source and Amount of Funds or Other Consideration

(a)	Source of Funds. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“SUMMARY TERM SHEET—Financing of the Merger”

•	“SPECIAL FACTORS—Financing of the Merger”

•	“THE MERGER AGREEMENT”

•	“ANNEX A—AGREEMENT AND PLAN OF MERGER”

•	“ANNEX B—PLAN OF MERGER”

(b)	Conditions. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“SUMMARY TERM SHEET—Financing of the Merger”

•	“SPECIAL FACTORS—Financing of the Merger”

(c)	Expenses. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

•	“SPECIAL FACTORS—Fees and Expenses”

(d)	Borrowed Funds. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

•	“SUMMARY TERM SHEET—Financing of the Merger”

•	“SPECIAL FACTORS—Financing of the Merger”

Item 11	Interest in Securities of the Subject Company

(a)	Securities Ownership. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“SUMMARY TERM SHEET—Interests of the Company’s Executive Officers and Directors in the Merger”

•	“SPECIAL FACTORS—Interests of Certain Persons in the Merger”

•	“SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT OF THE COMPANY”

(b)	Securities Transactions. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

•	“TRANSACTIONS IN THE SHARES AND ADSS”

Item 12	The Solicitation or Recommendation

(d)	Intent to Tender or Vote in a Going-Private Transaction. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“SUMMARY TERM SHEET—Interests of the Company’s Executive Officers and Directors in the Merger”

•	“QUESTIONS AND ANSWERS ABOUT THE GENERAL MEETING AND THE MERGER”

•	“SPECIAL FACTORS—Voting by the Buyer Group at the General Meeting”

•	“THE GENERAL MEETING—Vote Required”

•	“SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT OF THE COMPANY”

(e)	Recommendations of Others. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“SUMMARY TERM SHEET—Position of the Buyer Group as to the Fairness of the Merger”

•	“SPECIAL FACTORS—Reasons for the Merger and Recommendation of the Special Committee and the Board”

•	“SPECIAL FACTORS—Position of the Buyer Group as to the Fairness of the Merger”

•	“THE GENERAL MEETING—The Board’s Recommendation”

Item 13	Financial Statements

(a)

Financial Information. The audited financial statements of the Company for the two years ended December 31, 2019 and 2020 are incorporated herein by reference to the Company’s Form 20-F for the year ended December 31, 2020, originally filed on April 27, 2021 (see page F-1 and following pages).

The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“FINANCIAL INFORMATION”

•	“WHERE YOU CAN FIND MORE INFORMATION”

(b)	Pro Forma Information. Not applicable.

Item 14	Persons/Assets, Retained, Employed, Compensated or Used

(a)	Solicitation or Recommendations. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

•	“THE GENERAL MEETING—Solicitation of Proxies”

(b)	Employees and Corporate Assets. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“SUMMARY TERM SHEET—The Parties Involved in the Merger”

•	“SPECIAL FACTORS—Interests of Certain Persons in the Merger”

•	“ANNEX E—DIRECTORS AND EXECUTIVE OFFICERS OF EACH FILING PERSON”

Item 15	Additional Information

(b)	Other Material Information. The information contained in the Proxy Statement, including all annexes thereto, is incorporated herein by reference.

Item 16	Exhibits

(a)-(1)	Proxy Statement of the Company dated December 20, 2021 (the “Proxy Statement”).

(a)-(2)	Notice of General Meeting of Shareholders of the Company, incorporated herein by reference to the Proxy Statement.

(a)-(3)	Form of Proxy Card, incorporated herein by reference to Annex F to the Proxy Statement.

(a)-(4)	Form of ADS Voting Instruction Card, incorporated herein by reference to Annex G to the Proxy Statement.

(a)-(5)	Press Release issued by the Company, dated October 19, 2021, incorporated herein by reference to Exhibit 99.2 to the Report on Form 6-K furnished by the Company to the SEC on October 19, 2021.

(a)-(6)	Press Release issued by the Company, dated November 30, 2021, incorporated herein by reference to Exhibit 99.1 to the Report on Form 6-K furnished by the Company to the SEC on December 1, 2021.

(c)-(1)	Opinion of Duff & Phelps, A Kroll Business operating as Kroll, LLC (“Duff & Phelps”), dated October 19, 2021, incorporated herein by reference to Annex C to the Proxy Statement.

(c)-(2)	Discussion Materials prepared by Duff & Phelps for discussion with the special committee of the board of directors of the Company, dated October 19, 2021.

(d)-(1)	Agreement and Plan of Merger, dated as of October 19, 2021, between the Company and Parent, incorporated herein by reference to Annex A to the Proxy Statement.

(d)-(2)	Joinder to Agreement and Plan of Merger, dated as of October 20, 2021, by Merger Sub to the Company and Parent, incorporated herein by reference to Annex A to the Proxy Statement.

(f)-(1)	Dissenters’ Rights, incorporated herein by reference to the section entitled “Dissenters’ Rights” in the Proxy Statement.

(f)-(2)	Section 179 of the BVI Companies Act, incorporated herein by reference to Annex D to the Proxy Statement.

(g)	Not applicable.

EXHIBIT INDEX

(a)-(1)	Proxy Statement of the Company dated December 20, 2021 (the “Proxy Statement”).

(a)-(2)	Notice of General Meeting of Shareholders of the Company, incorporated herein by reference to the Proxy Statement.

(a)-(3)	Form of Proxy Card, incorporated herein by reference to Annex F to the Proxy Statement.

(a)-(4)	Form of ADS Voting Instruction Card, incorporated herein by reference to Annex G to the Proxy Statement.

(a)-(5)	Press Release issued by the Company, dated October 19, 2021, incorporated herein by reference to Exhibit 99.2 to the Report on Form 6-K furnished by the Company to the SEC on October 19, 2021.

(a)-(6)	Press Release issued by the Company, dated November 30, 2021, incorporated herein by reference to Exhibit 99.1 to the Report on Form 6-K furnished by the Company to the SEC on December 1, 2021.

(c)-(1)	Opinion of Duff & Phelps, A Kroll Business operating as Kroll, LLC (“Duff & Phelps”), dated October 19, 2021, incorporated herein by reference to Annex C to the Proxy Statement.

(c)-(2)	Discussion Materials prepared by Duff & Phelps for discussion with the special committee of the board of directors of the Company, dated October 19, 2021.

(d)-(1)	Agreement and Plan of Merger, dated as of October 19, 2021, between the Company and Parent, incorporated herein by reference to Annex A to the Proxy Statement.

(d)-(2)	Joinder to Agreement and Plan of Merger, dated as of October 20, 2021, by Merger Sub to the Company and Parent, incorporated herein by reference to Annex A to the Proxy Statement.

(f)-(1)	Dissenters’ Rights, incorporated herein by reference to the section entitled “Dissenters’ Rights” in the Proxy Statement.

(f)-(2)	Section 179 of the BVI Companies Act, incorporated herein by reference to Annex D to the Proxy Statement.

(g)	Not applicable.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 20, 2021

China Zenix Auto International Limited

By:	/s/ To Wai Suen (Eric)
Name: To Wai Suen (Eric) Title: Chairman of the Special Committee

Mr. Jianhui Lai

/s/ Jianhui Lai

Newrace Limited

By:	/s/ Jianhui Lai
Name: Jianhui Lai Title: Director

Newrace Mergersub Limited

By:	/s/ Jianhui Lai
Name: Jianhui Lai Title: Director

[Signature Page to Schedule 13E-3 Transaction Statement Amendment No. 2]